EXHIBIT 99.1

Shopify Announces Third-Quarter 2016 Financial Results

Revenue Grows 89% Year on Year

Gross Merchandise Volume (GMV) Grows 100% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada – November 2, 2016 – Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced strong financial results for the quarter ended September 30, 2016.

“Our accomplishments over the last few months support the strategy we have made clear from the beginning, which is to do the things that help merchants succeed,” said Tobi Lütke, founder and CEO of Shopify. “We launched Apple Pay, Sell on Messenger and a brand new mobile Shopify app that lets a merchant set up and run their entire business from their mobile phone. Each of these is already making a difference for merchants, and we expect to enjoy the full benefits of these investments over the next several years.”

“We are pleased with our third-quarter results,” stated Russ Jones, CFO of Shopify. “We continued to expand revenue at an exceptional pace and once again delivered operating leverage. With the expansive opportunities that exist right now for multi-channel commerce, prioritizing investments to support future growth, while improving financial results today, is especially important for Shopify.”

Third-Quarter Financial Highlights

•
Total revenue in the third quarter was $99.6 million an 89% increase from the comparable quarter in 2015. Within this, Subscription Solutions revenue grew 69% to $49.8 million. This increase was driven primarily by the continued rapid growth in Monthly Recurring Revenue[1] (“MRR”). Growth in the number of merchants using our platform, which grew to exceed 325,000 in the quarter, was the primary driver of the increase in MRR in the quarter. Merchant Solutions revenue grew 114% to $49.7 million. This increase resulted from both an increase in the number of merchants using Shopify Payments as well as from an increase in the amount of GMV per merchant.

•	MRR as of September 30, 2016 was $16.3 million, up 67% compared with $9.8 million on September 30, 2015.

•
Gross Merchandise Volume[2] (“GMV”) for the third quarter was $3.8 billion, an increase of 100% over the third quarter of 2015. GMV processed through Shopify Payments grew to $1.5 billion, which accounted for 39% of GMV processed in the quarter.

•
Gross profit dollars grew 82% to $52.5 million over the third quarter of 2015. Growth of gross profit dollars has accelerated from the comparable period last year due to improvements in gross margin percentages within both Subscription Solutions and Merchant Solutions.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2. Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
3. Please refer to "Non-GAAP Financial Measures" in this press release.

•	Operating loss for the third quarter of 2016 was $9.5 million, or 10% of revenue, versus $4.3 million, or 8% of revenue, for the comparable period a year ago.

•	Adjusted operating loss[3] for the third quarter of 2016 was 2% of revenue, or $2.2 million; adjusted operating loss for the third quarter of 2015 was 4% of revenue, or $2.0 million.

•	Net loss was $9.1 million, or $0.11 per share, compared with $4.7 million, or $0.06 per share, for the third quarter of 2015.

•	Adjusted net loss[3] for the third quarter of 2016 was $1.8 million, or $0.02 per share, compared with an adjusted net loss of $2.4 million, or $0.03 per share, for the third quarter of 2015.

•
At September 30, 2016, Shopify had $400 million in cash, cash equivalents and marketable securities, compared with $190 million on December 31, 2015. This balance reflects the addition of $224 million in cash raised in the Company’s follow-on offering in August.

Third-Quarter Business Highlights

•
In August, Shopify completed a follow-on offering of 8,625,000 Class A subordinate voting shares, of which 6,125,000 were sold by the Company. The aggregate net proceeds of $224 million strengthen Shopify’s balance sheet and provide flexibility to fund our growth strategies.

•
Shopify launched Apple Pay for the web, and already tens of thousands of Shopify’s merchants have elected to offer Apple Pay as a means for checkout. Stores supporting Apple Pay have seen an increase in checkout conversion rate of up to 2x on mobile, and customers are able to checkout up to 60% faster with Apple Pay than with a credit card alone.

•
Shopify released its new mobile Shopify app. The new mobile Shopify app introduces a number of new features merchants can use to manage their stores, including the ability to sign up, launch and run a store entirely on mobile. It also provides a framework that makes the addition of new features and devices to the Shopify platform faster and simpler.

•
Shopify entered into an agreement with Export Development Canada to help insure merchant cash advances offered by Shopify Capital. This agreement supports the continued growth of Shopify Capital, which was launched earlier this year to help merchants secure financing and accelerate their business growth. To date, Shopify Capital has advanced more than $20 million to merchants, with $15.5 million having been advanced as of September 30. This compares with over $5 million in cumulative cash advances at June 30.

•
Shopify expanded Shopify Shipping beyond USPS by integrating Canada Post. With this new partnership, Canada-based Shopify merchants can now quickly buy and print discounted Canada Post shipping labels at rates up to 40% off retail Canada Post rates. Simplifying and improving shipping allows merchants to save both time and money, and spend more of their resources growing their businesses.

Since the close of the third quarter, Shopify has made several key announcements:

•
Shopify completed the acquisition of Boltmade to help accelerate the development of the Shopify Plus product offering. Based in Waterloo, Boltmade brings deep software design and engineering talent to the Shopify Plus product development team.

•
Shopify expanded on its Facebook Messenger integration by enabling merchants to sell within Facebook Messenger. In the second quarter, Shopify made it possible for merchants to leverage Facebook Messenger as a means to engage in conversational commerce directly with their customers, and already, over 30,000 merchants have installed Facebook Messenger for their shops.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify regarding 2016 financial outlook. All numbers provided in this section are approximate.

For the full year 2016, Shopify currently expects:

•	Revenues in the range of $379 million to $381 million

•	GAAP operating loss in the range of $38 million to $40 million

•	Adjusted operating loss[3] in the range of $12 million to $14 million,which excludes stock-based compensation expenses and related payroll taxes of $26 million

For the fourth quarter of 2016, Shopify currently expects:

•	Revenues in the range of $120 million to $122 million

•	GAAP operating loss in the range of $10 million to $12 million

•	Adjusted operating loss[3] in the range of $1 million to $3 million,which excludes stock-based compensation expenses and related payroll taxes of $9 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its third-quarter results today, November 2, 2016, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Third-Quarter 2016 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Third-Quarter 2016 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 325,000 businesses in approximately 150 countries and is trusted by brands such as Tesla Motors, Red Bull, Nestle, GE, Kylie Cosmetics, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes as well as sales and use tax.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Director, Investor Relations	Public Relations Manager
613-241-2828	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	$	$	$	$
Revenues
Subscription solutions	49,839	29,560	132,219	77,371
Merchant solutions	49,739	23,226	126,728	57,689
	99,578	52,786	258,947	135,060
Cost of revenues
Subscription solutions	10,555	6,414	27,885	16,869
Merchant solutions	36,568	17,629	93,170	42,630
	47,123	24,043	121,055	59,499
Gross profit	52,455	28,743	137,892	75,561
Operating expenses
Sales and marketing	32,777	18,216	90,198	47,847
Research and development	19,462	10,068	49,864	26,181
General and administrative	9,705	4,759	25,690	12,770
Total operating expenses	61,944	33,043	165,752	86,798
Loss from operations	(9,489)	(4,300)	(27,860)	(11,237)

Other income (expense)	369	(357)	1,372	(1,246)
Net loss	(9,120)	(4,657)	(26,488)	(12,483)
Other comprehensive income (loss), net of tax	(617)	—	(476)	—
Comprehensive loss	(9,737)	(4,657)	(26,964)	(12,483)
Basic and diluted net loss per share attributable to shareholders	$(0.11)	$(0.06)	$(0.32)	$(0.22)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	84,912,757	75,901,840	82,259,884	56,229,575

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s, except share and per share amounts, unaudited)

	As at
	September 30, 2016	December 31, 2015
	$	$
Assets
Current assets
Cash and cash equivalents	187,360	110,070
Marketable securities	212,927	80,103
Trade and other receivables	7,684	6,089
Merchant cash advances receivable, net	9,099	—
Other current assets	10,305	6,203
	427,375	202,465
Long term assets
Property and equipment	42,799	33,048
Intangible assets	6,867	5,826
Goodwill	9,302	2,373
	58,968	41,247
Total assets	486,343	243,712
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	42,334	23,689
Current portion of deferred revenue	18,293	12,726
Current portion of lease incentives	1,223	822
	61,850	37,237
Long term liabilities
Deferred revenue	874	661
Lease incentives	12,097	10,497
	12,971	11,158
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 75,933,267 and 56,877,089 issued and outstanding; unlimited Class B multiple voting shares authorized, 13,002,978 and 23,212,769 issued and outstanding	464,809	231,452
Additional paid-in capital	21,531	11,719
Accumulated other comprehensive loss	(476)	—
Accumulated deficit	(74,342)	(47,854)
Total shareholders’ equity	411,522	195,317
Total liabilities and shareholders’ equity	486,343	243,712

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Nine months ended
	September 30, 2016	September 30, 2015
	$	$
Cash flows from operating activities
Net loss for the period	(26,488)	(12,483)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	9,527	5,034
Stock-based compensation	14,834	5,012
Vesting of restricted shares	202	267
Unrealized foreign exchange (gain) loss	(1,087)	1,507
Change in lease incentives	2,002	2,232
Change in deferred revenue	5,781	4,442
Changes in non-cash working capital items	2,531	4,788
Net cash provided by operating activities	7,302	10,799
Cash flows from investing activities
Purchase of marketable securities	(223,650)	(82,812)
Maturity of marketable securities	90,083	23,975
Acquisitions of property and equipment	(15,286)	(11,367)
Acquisitions of intangible assets	(2,004)	(2,397)
Acquisition of business (net of cash acquired)	(7,969)	—
Net cash used in investing activities	(158,826)	(72,601)
Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	—	136,251
Proceeds from follow-on public offering, net of issuance costs	224,423	—
Proceeds from the exercise of stock options	3,230	241
Net cash provided by financing activities	227,653	136,492
Effect of foreign exchange on cash and cash equivalents	1,161	(1,328)
Net increase in cash and cash equivalents	77,290	73,362
Cash and cash equivalents – Beginning of Period	110,070	41,953
Cash and cash equivalents – End of Period	187,360	115,315

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	$	$	$	$
GAAP Gross profit	52,455	28,743	137,892	75,561
% of Revenue	53%	54%	53%	56%
add: stock-based compensation	188	67	423	198
add: payroll taxes related to stock-based compensation	46	—	79	—
Non-GAAP Gross profit	52,689	28,810	138,394	75,759
% of Revenue	53%	55%	53%	56%

GAAP Sales and marketing	32,777	18,216	90,198	47,847
% of Revenue	33%	35%	35%	35%
less: stock-based compensation	1,145	325	2,651	681
less: payroll taxes related to stock-based compensation	245	—	369	—
Non-GAAP Sales and marketing	31,387	17,891	87,178	47,166
% of Revenue	32%	34%	34%	35%

GAAP Research and development	19,462	10,068	49,864	26,181
% of Revenue	20%	19%	19%	19%
less: stock-based compensation	4,019	1,248	9,086	2,853
less: payroll taxes related to stock-based compensation	339	—	816	—
Non-GAAP Research and development	15,104	8,820	39,962	23,328
% of Revenue	15%	17%	15%	17%

GAAP General and administrative	9,705	4,759	25,690	12,770
% of Revenue	10%	9%	10%	9%
less: stock-based compensation	1,135	628	2,876	1,547
less: payroll taxes related to stock-based compensation	166	—	223	—
less: sales and use tax	—	—	—	566
Non-GAAP General and administrative	8,404	4,131	22,591	10,657
% of Revenue	8%	8%	9%	8%

GAAP Operating expenses	61,944	33,043	165,752	86,798
% of Revenue	62%	63%	64%	64%
less: stock-based compensation	6,299	2,201	14,613	5,081
less: payroll taxes related to stock-based compensation	750	—	1,408	—
less: sales and use tax	—	—	—	566
Non-GAAP Operating Expenses	54,895	30,842	149,731	81,151
% of Revenue	55%	58%	58%	60%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	$	$	$	$
GAAP Operating loss	(9,489)	(4,300)	(27,860)	(11,237)
% of Revenue	(10)%	(8)%	(11)%	(8)%
add: stock-based compensation	6,487	2,268	15,036	5,279
add: payroll taxes related to stock-based compensation	796	—	1,487	—
add: sales and use tax	—	—	—	566
Non-GAAP Operating loss	(2,206)	(2,032)	(11,337)	(5,392)
% of Revenue	(2)%	(4)%	(4)%	(4)%

GAAP Net loss	(9,120)	(4,657)	(26,488)	(12,483)
% of Revenue	(9)%	(9)%	(10)%	(9)%
add: stock-based compensation	6,487	2,268	15,036	5,279
add: payroll taxes related to stock-based compensation	796	—	1,487	—
add: sales and use tax	—	—	—	566
Non-GAAP Net loss and comprehensive loss	(1,837)	(2,389)	(9,965)	(6,638)
% of Revenue	(2)%	(5)%	(4)%	(5)%

GAAP net loss per share attributable to shareholders	(0.11)	(0.06)	(0.32)	(0.22)
add: stock-based compensation	0.08	0.03	0.18	0.09
add: payroll taxes related to stock-based compensation	0.01	—	0.02	—
add: sales and use tax	—	—	—	0.01
Non-GAAP net loss per share attributable to shareholders(1)	(0.02)	(0.03)	(0.12)	(0.12)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	84,912,757	75,901,840	82,259,884	56,229,575

(1) Totals may not foot due to rounding differences.